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                            June 5, 2023

       Paulo Bonifacio
       Chief Executive Officer and President
       BRB Foods Ltd
       Rua Doutor Eduardo de Souza Aranha
       387     Conjunto 151
       Vila Nova Conceicao,
       Sao Paulo, SP 04543-121

                                                        Re: BRB Foods Ltd
                                                            Draft Registration
Statement on Form S-1
                                                            CIK No. 0001976870
                                                            Submitted May 15,
2023

       Dear Paulo Bonifacio:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted May 15, 2023

       General

   1. Your prospectus is incomplete in many places. It includes sections that have been bracketed indicating
that you plan to make changes, and sections where you state that you will add discussion. In
your next amendment, please submit a substantially complete
                                                        prospectus so that we
can adequately analyze your disclosure. As examples only, we note that you intend to
discuss a reorganization, the Unilever partnership, trademarks and IP,
                                                        R&D activities,
descriptions of customers and customer growth, and descriptions of management experience.
 Paulo Bonifacio
BRB Foods Ltd
June 5, 2023
Page 2
2. Please revise to include a separate section on enforcement of liabilities addressing the enforcement risks related to civil liabilities due to your subsidiaries and your officers and directors being located in Brazil. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in Brazil, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in the business section, which should contain disclosures consistent with the separate section. Additionally, please identify in this section each officer and director located in Brazil and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals.
Cover Page

3. We note your disclosure on pages 7 and 67 that you are registering the Representative's
         Warrants and the common stock issuable upon exercise of such warrant. Please revise to prominently disclose the warrant and underlying shares on the cover page. Please revise to clearly state the appropriate conversion terms.
Summary
Financial Performance Summary, page 1

4. Please revise your disclosure in this section to reflect a balanced presentation of the company's financial performance. For example, we note your disclosure on page 15 regarding your history of net losses and your disclosure on page 17 regarding your limited operating history.
Our Corporate Information, page 6

5. Please provide an organizational chart outlining your corporate structure and illustrating the relationships of the various entities discussed throughout the registration statement.
         Noting that you appear to be planning a reorganization, please include organizational charts before and after the reorganization, if applicable.
Risk Factors
Litigation concerning food quality, health, employee conduct and other issues..., page 16

6. Please revise your disclosure in this section to address the legal proceedings discussed on page 56.
If we fail to establish and maintain effective internal controls..., page 21

7. We note your risk factor disclosure related to establishing and maintaining effective
FirstName LastNamePaulo Bonifacio
       internal controls. Please tell us whether management has identified any material
Comapany    NameBRB
       weaknesses   and Foods   Ltd
                        if so, expand your disclosure to describe the nature and any remediation
June 5,efforts.
        2023 Page 2
FirstName LastName
 Paulo Bonifacio
FirstName
BRB FoodsLastNamePaulo  Bonifacio
             Ltd
Comapany
June 5, 2023NameBRB Foods Ltd
June 5,
Page 3 2023 Page 3
FirstName LastName
Inflation and certain measures by the Brazilian government to curb inflation may adversely affect us, page 26

8. We note your risk factor on page 26 regarding Brazilian inflation. Please update this risk factor if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected. Please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.
Our founders shareholders will, in the aggregate, own at least..., page 29

9. We note your disclosure that the founder shareholders, to the extent they act together, will control a majority of your voting power. Please revise to do the following:
             add prominent disclosure to the cover page that states that the founding shareholders will exercise overall control;
             identify the founding shareholders;
             explain whether or not you will be a controlled company pursuant to Nasdaq rules;
             include a discussion of the material terms of the shareholders agreement and file it as an exhibit to the registration statement; and explain how the ownership of the founding shareholders is reflected in the table on
             page 62.
Use of Proceeds, page 34

10. Please expand your disclosure in this section to describe in greater detail the specified purposes for which the net proceeds are intended to be used and, if material amounts of other funds will be necessary to accomplish the specified purposes, state the order of priority of the specified purposes of the net proceeds and provide an estimate of the amounts of such other funds and the sources thereof. If you have no specific plans for the proceeds, discuss the principal reasons for the offering
Management's Discussion and Analysis of Financial Condition and Results of Operations
Strategy, page 42

11. Your disclosure in places describes actions that you plan to take in 2022. Please update your disclosure in this section and wherever applicable so that it is current.
Directors and Executive Officers, page 57

12. Please expand on each person's principal occupations and employment during the past five years; the name and principal business of any corporation or other organization in which such occupations and employment were carried on; and whether such corporation or organization is a parent, subsidiary or other affiliate of the registrant. Refer to Item 401(e)
         of Regulation S-K.
 Paulo Bonifacio
FirstName
BRB FoodsLastNamePaulo  Bonifacio
             Ltd
Comapany
June 5, 2023NameBRB Foods Ltd
June 5,
Page 4 2023 Page 4
FirstName LastName
Certain Relationships and Related-Party Transactions, page 61

13. You have not included any information responsive to Item 404 of Regulation S-K.
         However, on page F-22, you state that you entered into related party transactions with some of your shareholders or other related parties. Please revise. Security Ownership of Certain Beneficial Owners and Management, page 62

14. Please provide an address for each Beneficial Owner. Refer to Item 403(a) of Regulation
         S-K.
Report of Independent Registered Accounting Firm, page F-2

15. We note from your auditor's report your auditor examined rather than audited your financial statements. In this regard, please tell us whether the financial statements for the years ended December 31, 2022 and 2021 were audited or otherwise. If the financial statements for the years ended December 31, 2022 and 2021 were audited in accordance with the standards of the PCAOB, revise to include an audit opinion that complies with the guidance outlined in PCAOB AS 3100. If they were not audited, revise to properly provide audited financial statements that meet the requirements outlined in Article 8 of
         Regulation S-X.
Income Statement, page F-4

16. Please revise to present EPS on the face of your income statement for each of the periods presented. You may refer to ASC 260-10-45 for further guidance. Additionally, revise your notes to the financial statements to include the disclosures required by ASC 260-10-
         50, as applicable.
Note 1. Operating Context, page F-7

17. We note BRB Foods Ltd. is a holding company whose subsidiaries include BR BRANDS
         S.A. and Boni Logistica Ltda. In this regard, please explain to us and revise your notes to the financial statements to disclose how BR BRANDS S.A. founded on December 1, 2020 and Boni Logistica Ltda. founded on February 26, 2020 became subsidiaries of BRB
         Foods Ltd which was incorporated on October 13, 2022. Your revised disclosures should clearly describe the organization of the company and its subsidiaries.
18. We note your presentation of pro forma consolidated financial statements within the notes to the audited financial statements for purposes of providing comparative financial information and were based on the aggregation of the individual financial statements of its subsidiaries. We further note on page F-16 BRB Foods has no operational activity or interests in other companies and the financial statements are being presented as if the company had existed since December 31, 2020 and held 100% of the equity interests in the subsidiaries. In this regard, please tell us how your presentation of such information complies with the objectives or guidance outlined in
Article 11 of
 Paulo Bonifacio
BRB Foods Ltd
June 5, 2023
Page 5
         Regulation S-X. Alternatively, revise to remove the pro forma financial information accordingly
19. Please clarify for us the basis of preparation used to prepare the financial statements. The audit report on page F-2 refers to financial statements as following the generally accepted accounting practices in the United States of America; however, page F-9 of the notes to the financial statements state the financial statements were prepared and are being presented in accordance with the accounting policies adopted in Brazil, under the terms of
         Brazilian Corporate Law and the pronouncements, guidelines and technical interpretations, issued by the Accounting Pronouncements Committee
(CPC) and
         approved by the CFC and in accordance with the bylaws of the Company." We also note elsewhere in the notes references to accounting policies adopted in Brazil. Please revise your notes accordingly to fix the inconsistencies.
Notes to the Financial Statements
2. Function Currency, page F-10

20. We note from disclosures in the first paragraph of page F-10 management concluded BRL is the company's functional currency and that you disclose elsewhere in the filing USD is your reporting currency; however, on page F-13 you state Reais is the functional and presentation currency. Please revise to fix the inconsistency.
Main Accounting Practices
Income Taxes, page F-13

21. Please revise your notes to comply with the disclosures requirements for public entities pursuant to ASC 740-10-50.
Main Accounting Practices
Segments, page F-13

22. Please revise your notes to comply with the disclosures requirements outlined in ASC
       280-10-50. Your disclosure should include:
           the factors used to identify your reportable segments, including the basis of organization (for example, whether management has chosen to organize the public entity around differences in products and services, geographic areas, regulatory environments, or a combination of factors and whether operating segments have been aggregated and;
           the types of products and services from which each reportable segment derives its revenues.
FirstName LastNamePaulo Bonifacio
       Additionally, please note entity wide disclosures pursuant to ASC 280-10-50-38 are
Comapany   NameBRB
       required         Foods entities
                for all public Ltd     include those public entities that have
a single reportable
June 5,segment.
        2023 Page 5
FirstName LastName
 Paulo Bonifacio
FirstName
BRB FoodsLastNamePaulo  Bonifacio
             Ltd
Comapany
June 5, 2023NameBRB Foods Ltd
June 5,
Page 6 2023 Page 6
FirstName LastName
Revenue Recognition, page F-15

23. We note your revenue recognition policy on page F-15; however, we do not consider the information sufficient in meeting the disclosure objective of the ASC 606-10-50. The objective of the disclosure requirements is for an entity to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from your contracts with customers. For example, please describe what a 'tax document' is and why this document is used as the point of revenue recognition instead of transfer of title or the delivery of the product.
       You may contact Charles Eastman at 202-551-3794 or Jean Yu at 202-551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Erin Purnell at 202-551-3454 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing